Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Post-Effective Amendment No. 2 to Registration Statement No. 333-174483 on Form F-3 of our report dated March 27, 2013 (September 26, 2013 as to the effects of (i) the adoption of the amendments to IAS 19 discussed in notes 1.b), 2.w), 22, 23, 26, 28, 29, 31, 42.j), 43 and 46, and (ii) other certain reclassification for presentation purposes discussed in notes 2.n), 2.o), 14, 15 and 39 to the consolidated financial statements), relating to the consolidated financial statements of Banco Santander (Brasil) S.A. (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of the amendments to International Accounting Standard (“IAS”) 19) appearing in this Report on Form 6-K of Banco Santander (Brasil) S.A. for the year ended December 31, 2012.

September 26, 2013

DELOITTE TOUCHE TOHMATSU
Auditores Independentes